SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELS NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

October 18, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Stephen Krikorian
Kathleen Krebs
Amanda Kim

Re:	Backblaze, Inc.
Amendment No. 2 to
Draft Registration Statement on Form S-1
Submitted September 17, 2021
CIK No. 0001462056

Ladies and Gentlemen:

On behalf of Backblaze, Inc. (the “Company”), this letter responds to the comments set forth in the letter to the Company dated October 15, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), with respect to the above-referenced Amendment No. 2 to Draft Registration Statement. For your convenience, we have repeated and numbered the comments from the October 15, 2021 letter in italicized print, and the Company’s responses are provided below each comment.

The Company has publicly filed today its initial registration statement on Form S-1 (the “Registration Statement”), together with this letter, via EDGAR.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 64

1.	Please tell us whether you consider adjusted EBITDA and adjusted gross margin key performance indicators and metrics. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-10751.

RESPONSE TO COMMENT 1:

In the course of conducting its test-the-waters meetings and reviewing peer disclosures, the Company determined that adjusted EBITDA and adjusted gross margin are key metrics. The Company therefore has added disclosure on pages 68 and 69 of the Registration Statement to include a discussion of adjusted EBITDA and adjusted gross margin.

Securities and Exchange Commission

October 18, 2021

2.

You indicate that your ability to grow the number of customers, and revenue generated per customer, on your platform is a key indicator of the growth of your business and future business opportunities. Please tell us whether you use average revenue per customer, in addition to number of customers, as a key metric to evaluate your business. If so, please expand your results of operations to discuss the impact of changes in the number of customers versus annual revenue per customer and any trends in this regard.

RESPONSE TO COMMENT 2:

The Company has begun to use annual average revenue per customer as a key metric to evaluate its business and has revised the disclosure on pages 66 and 68 of the Registration Statement to discuss the impact of changes in number of customers and average revenue per customer.

Annual Recurring Revenue, page 65

3.

Please expand your discussion of annual recurring revenue to explain how this metric captures recurring revenue from your business operations, how management uses ARR and its limitations. For example, explain how the calculation of ARR takes into account that Backblaze B2 is a consumption-based offering that is paid in arrears and Computer Backup is a subscription-based offering paid up front. Also discuss the length of customer subscriptions, including the extent to which they are monthly versus annual.

RESPONSE TO COMMENT 3:

The Company has revised the disclosure on pages 67 and 68 of the Registration Statement to explain how annual recurring revenue reflects recurring revenue from its business operations and how management uses ARR and also discusses its limitations. The Company has also revised the disclosure on page 68 of the Registration Statement to discuss the length of customer subscriptions.

Revenue, page 70

4.

Please revise your revenue discussion to separately analyze changes in revenue recognized from the consumption-based and subscription-based offering. This discussion should disclose increases due to adding customers and higher consumption. We refer you Item 303(b)(2) of Regulation S-K.

RESPONSE TO COMMENT 4:

The Company has revised the disclosure on pages 74 and 76 of the Registration Statement to separately analyze changes in revenue recognized from its consumption-based and subscription-based offerings.

Securities and Exchange Commission

October 18, 2021

Liquidity and Capital Resources, page 73

5.

You indicate throughout the prospectus that you issued $10 million in convertible notes in August 2021; however, it appears that you issued a SAFE instrument, or a Simple Agreement for Future Equity. Please revise your disclosure to clarify you obtained financing through SAFE agreements.

RESPONSE TO COMMENT 5:

The Company has revised the disclosure on pages 3, 14, 15, 17, 37, 52, 54, 55, 56, 61, 81, 90, and 125 of the Registration Statement to clarify that the convertible notes issued in August 2021 are also referenced as “SAFE” agreements.

[Remainder of page intentionally left blank.]

Securities and Exchange Commission

October 18, 2021

* * * * *

Please do not hesitate to contact me at (650) 463-5335 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Jeffrey R. Vetter

cc:	Tom MacMitchell

Frank Patchel

Backblaze, Inc.

Bennett Yee

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Stuart Bressman

White & Case LLP